UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Rule 14f-1

                    Report of Change in Majority of Directors

 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
                        of 1934 and Rule 14f-1 Thereunder

                             OLYMPIC RESOURCES LTD.
                (Name of Registrant as Specified In Its Charter)


                        Commission File Number: 0 - 30598


                             OLYMPIC RESOURCES LTD.
                          525 - 999 W. Hastings Street
                          Vancouver, B.C. Canada V6C2W2
                                 (604) 689-1810


     Incorporated in the                            Employer Identification
     State of Wyoming                               No. 98-018488



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                 NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
             OLYMPIC RESOURCES LTD. IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about August 28, 2003 to the holders of shares of common stock, no par value (the "Common Stock") of Olympic Resources Ltd. ("Olympic"). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on Olympic's Board of Directors (the "Board").

On July 8, 2003, WEC Acquisition, Inc. ("WEC"), a newly formed Wyoming corporation and wholly owned subsidiary of Olympic, entered into an Agreement and Plan of Merger with Whittier Energy Company ("Whittier"), a Nevada corporation. The transaction contemplated in that agreement will combine the businesses of Whittier and Olympic through the merger of WEC with and into Whittier (the "Merger"). The Merger will involve the exchange of Olympic Common Stock and Series A Convertible Preferred Stock, no par value ("Preferred Stock") for all of the common stock of Whittier. As a result of the Merger, WEC will cease to exist. Olympic will continue as a U.S. public company, with Whittier as its wholly owned subsidiary. Whittier's stockholders will then own approximately 85% of Olympic's outstanding Common Stock, after giving effect to the conversion of the Preferred Stock.

The Boards of Directors and the shareholders of each of Whittier and WEC have approved the proposed Merger. Olympic, which is the sole shareholder of WEC, has consented in writing to the proposed Merger, which consent is sufficient under the laws of the State of Wyoming and WEC's Bylaws to approve the Merger. Accordingly, approval of the Merger will not be submitted to the shareholders of Olympic for a vote, and this Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of Olympic's Board.

Set forth below are certain terms and conditions of the Merger.

o Pursuant to the terms of the Agreement and Plan of Merger, WEC will exchange with the shareholders of Whittier newly issued shares of Olympic Common Stock and Preferred Stock for all of the outstanding equity securities of Whittier. In exchange for each share of Whittier's 100,000 shares of common stock, a Whittier shareholder is to receive 793.93142 shares of Olympic's Common Stock and one share of Olympic's Preferred Stock. Each share of Preferred Stock will be automatically convertible into 60 shares of Common Stock upon the availability of 6,000,000 additional authorized and unissued shares of Common Stock necessary to effect the conversion.

o The closing of the transaction is contingent upon a number of contingencies and customary conditions.

o In connection with the Merger, Dr. Kenneth Friedman, Patrick Forseille and Alex Montano will resign from the Board. Mike Lathigee and Peter Jensen previously resigned from the Board effective January 21, 2003. Daryl Pollock and John Pierce, who will retain their current positions on the Board for a period not less than six months from the effective date of the Merger, have agreed to appoint Messrs. James A. Jeffs, David A. Dahl, Arlo
     G. Sorensen, Bryce W. Rhodes and Charles O. ("Chuck") Buckner to the Board in connection with the closing of the Merger.

It is anticipated that the newly constituted Board will then appoint Mr. Jeffs as Chairman of the Board. Mr. Rhodes will be appointed President and Chief Executive Officer; Daniel Silverman will be appointed Chief Operating Officer; and Michael B. Young will be appointed Chief Financial Officer of Olympic. Bev Funston and Malcolm Bell will resign from the offices of Corporate Secretary and Vice President of Communications, respectively, and Dallas Parker will be appointed to the office of Corporate Secretary.

Please read this Information Statement carefully. It describes certain terms of the proposed Merger and contains biographical and other information concerning the executive officers and directors. Once the Merger is consummated, additional information about the Merger will be contained in Olympic's Current Report on Form 8-K ("Form 8-K") to be filed following the effectiveness of the Merger. All Olympic filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Olympic filings may be obtained from the SEC's website at http://www.sec.gov.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 28, 2003, regarding beneficial ownership of Common Stock by (i) each person known by Olympic (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock, (ii) each current director, nominee and executive officer of Olympic and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 15,069,378 shares of Common Stock issued and outstanding. The levels of beneficial ownership described below will be reduced significantly as a result of the issuance of Olympic Common and Preferred Stock upon consummation of the proposed Merger.

Name and Address                                                  Amount and Nature         Percent of
of Beneficial Owner                      Position              of Beneficial Ownership     Common Stock
-------------------                      --------              -----------------------     ------------
Daryl Pollock                   CEO, President and Director          3,074,500 (1)            18.40%
2927 Tower Hill
W. Vancouver, B.C.
Canada, V7V 4W6

John Pierce                     Chairman of the Board                1,397,000 (2)             8.82%
13556 - 18th Ave.
Surrey, B.C.
Canada, V4A 1W3

Patrick Forseille               Director and Chief                     255,500 (3)             1.68%
501 - 1170 Harwood Street,      Financial Officer
Vancouver, B.C.
Canada, V6E 1R8

Kenneth Friedman                Director                               100,000 (4)             0.66%
26 Willow Lane
Blackhawk, CO
USA  80403


Name and Address                                                  Amount and Nature         Percent of
of Beneficial Owner                      Position              of Beneficial Ownership     Common Stock
-------------------                      --------              -----------------------     ------------

Alex Montano                    Director                               150,000 (5)             0.99%
2210 Timberwood
Irvine, CA
USA  92602

Peter Jensen                    Former Director                        222,500 (6)             1.66%
C/o 2550 - 555
W. Hastings St.
Vancouver, B.C.
Canada, V6B 4N5

Mike Lathigee                   Former Director                         50,000 (7)             0.33%
#241 - 2906 W. Broadway,
Vancouver, B.C., Canada, V6K
1G8

Bev Funston                     Corporate Secretary                    105,000 (8)             0.69%
#239 - 989 Lytton Street
North Vancouver, B.C.
Canada, V7H 2A6

Malcolm Bell                    VP Corporate Relations                 202,500 (9)             1.33%
4170 Ripple Road
West Vancouver, B.C.
Canada, V7V 3L2

All current officers and                                            5,557,000 (10)             30.4%
directors as a group

Notes:

     (*) Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.


     (1) Includes warrants to acquire 992,500 shares of Common Stock, and stock options to acquire 650,000 shares of Common Stock held by Mr. Pollock or otherwise deemed to be beneficially owned by Mr. Pollock due to Mr. Pollock's voting and investment power over such securities.

     (2) Includes warrants to acquire 327,500 shares of Common Stock, and stock options to acquire 350,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (3) Includes warrants to acquire 55,000 shares of Common Stock, and stock options to acquire 125,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (4) Includes stock options to acquire 100,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (5) Includes stock options to acquire 150,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (6) Includes warrants to acquire 102,500 shares of Common Stock, and stock options to acquire 75,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (7) Includes stock options to acquire 50,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (8) Includes warrants to acquire 10,000 shares of Common Stock, and stock options to acquire 85,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (9) Includes warrants to acquire 50,000 shares of Common Stock, and stock options to acquire 110,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.

     (10) Includes warrants to acquire 1,537,500 shares of Common Stock, and stock options to acquire 1,695,000 shares of Common Stock or otherwise deemed to be beneficially owned due to voting and investment power over such securities.


DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding Olympic's proposed executive officers and directors.

   Name of Nominee             Age                     Principal Occupation During the Last 5 Years
   ---------------             ---                     --------------------------------------------
James A. Jeffs,                 50      Mr. Jeffs has been a Director of Whittier since 1997. Mr. Jeffs has served
Chairman of the Board                   as Managing Director and Chief Investment Officer for The Whittier Trust
                                        Company, a company providing financial and fiduciary services to high net worth individuals, since 1994. Mr. Jeffs also served as the Co-Chairman of the Board of Chaparral Resources, Inc., an oil and gas exploration and production company, from May 1999 until October 2002. From 1993 to 1994, Mr.
                                        Jeffs was a Senior Vice President of Union Bank of California. Mr. Jeffs was
                                        the Chief Investment Officer of Northern Trust of California, N.A., a trust and investment management company, from 1992 to 1993. Mr. Jeffs was Chief
                                        Investment Officer and Senior Vice President of Trust Services of America, a
                                        trust and investment management company, from 1988 to 1992 and served as
                                        President and Chief Executive Officer of TSA Capital Management, an
                                        institutional investment management company, during that period.


   Name of Nominee             Age                     Principal Occupation During the Last 5 Years
   ---------------             ---                     --------------------------------------------

David A. Dahl,                  40      Mr. Dahl is the President and a Director of Whittier, a position that he has
Director                                held since 1997. Mr. Dahl also served as Secretary of Whittier from August
                                        1997 until May 1998. Since 1996, Mr. Dahl has also served as the President of Whittier Ventures, LLC, a private investment entity. Since 1993, Mr. Dahl has been a Vice President of The Whittier Trust Company, a company providing financial and fiduciary services to high net worth individuals. From 1990 to
                                        1993, Mr. Dahl was a Vice President of Merus Capital Management, an
                                        investment firm.

Arlo G. Sorensen,               62      Mr. Sorensen has served the Whittier family in many capacities over his
Director                                career, as the Chief Executive Officer of the Whittier family office, as a trustee and consultant on various family initiatives and as an officer and director of several private foundations. Mr. Sorensen has been the Chairman of The Whittier Trust Company since its founding in 1989. Mr. Sorensen was the President of the M.H. Whittier Corporation, an independent oil company, from 1984 until 1996. Mr. Sorensen was also a Vice President and Chief
                                        Financial Officer of Belridge Oil Company, an independent oil company, from
                                        1968 to 1979, when it was sold to Shell Oil. Mr. Sorensen serves on the
                                        Board of Directors of St. Martin's Land Company and several private start-up entities. He has served as a member on the President's National Petroleum
                                        Council, Director of the Western States Petroleum Association, and as a
                                        President and Director of the Independent Oil Producers Agency.

Bryce W. Rhodes,                49      Mr. Rhodes has been a Vice President of Whittier since its incorporation in
Director, President, & Chief            1991. Since April 1999 he has served on the Board of Directors of PYR Energy
Executive Officer                       Corporation, a development stage independent oil and gas exploration company. Mr. Rhodes served as an investment analyst for the M.H. Whittier
                                        Corporation, an independent oil company, from 1985 until 1991.

Charles O. ("Chuck") Buckner,   58      Mr. Buckner retired from Ernst & Young LLP, a public accounting firm, in
Director                                2002 after serving 35 years in a variety of direct client service and administrative roles while based in Houston, Cleveland and Moscow. Mr.
                                        Buckner's client service roles were largely accounting and audit related, serving as the coordinating partner to a variety of clients, primarily in the energy business as producers, traders, refiners, pipelines, and service companies. Mr. Buckner's administrative duties included co-chairmanship of
                                        Ernst & Young's global energy group and chairmanship of the US, Houston and
                                        Russian energy, chemical and utility practices. Mr. Buckner is presently active with personal investment projects, consulting and charitable activities.

Dallas Parker,                  55      Mr. Parker is a senior partner of Thompson & Knight LLP in the corporate and
Corporate Secretary                     securities practice area, a position he has held throughout the past five years. He is a member and past Chairman of the Advisory Board of Directors of the Houston Technology Center, a technology accelerator, and is a Board
                                        Member and Founder of Texas Entrepreneur's Exchange. Mr. Parker is a Member
                                        of the American, Texas and Houston Bar Associations.

Daryl Pollock,                  51      Mr. Pollock has been the President, Chief Executive Officer, and a Director
Director                                of Olympic since 1993. Mr. Pollock also serves as President of S&P Capital
                                        Corp., a private company, and has been the sole owner of DWP Consultants, a private consulting company, since 1986.


   Name of Nominee             Age                     Principal Occupation During the Last 5 Years
   ---------------             ---                     --------------------------------------------

John Pierce,                    60      Mr. Pierce has served as Chairman of the Board of Olympic since January
Director                                2000. Mr. Pierce was the President and Chief Executive Officer of the
                                        Security Pacific Bank, Canada, from 1985 until his retirement in 1987. Mr.
                                        Pierce was the founder and served as President and Chief Executive Officer of Morguard Bank of Canada from 1980 until its acquisition by Security
                                        Pacific Bank in 1985. Since 1988, Mr. Pierce has been involved in real estate development, property management, investments, and general business consulting. Mr. Pierce is currently a director of Commonwealth Insurance
                                        Company, an insurance company, Primer Insurance Adjusters Ltd., Blakeway
                                        Development Corp., Jonway Investment Corporation, and Blakeway Investment
                                        Corporation.

Daniel Silverman,               40      Mr. Silverman has been a consultant to Whittier and a Vice President of
Chief Operating Officer                 Whittier Operating, Inc., a subsidiary of Whittier, since April 2002. Mr.
                                        Silverman served as a consultant for Regent Energy Corporation from
                                        September 2000 until April 2002 and as Executive Vice President of Business
                                        Development and Chief Operating Officer of Petrominerals Corporation, a
                                        publicly traded oil company, from September 1999 until September 2000. From
                                        1995 until March 1999, Mr. Silverman was the Managing Director of
                                        Acquisitions and Divestitures and a member of the Board of Directors of
                                        Torch Energy Advisors, and oil and gas acquisition and consulting company.
                                        From 1992 to 1995, Mr. Silverman was Manager of Acquisitions and
                                        Divestitures at Apache Corporation, an international oil and gas company.

Michael B. Young,               34      Mr. Young has been the sole owner of Fortis LLC, a private consulting firm,
Chief Financial Officer                 since January 2003. Mr. Young was the Vice President and Chief Financial
                                        Officer of Chaparral Resources, Inc. from May 2002 until November 2002. Mr.
                                        Young also served as the Treasurer, Controller and Principal Financial and
                                        Accounting Officer of Chaparral from February 1998 until May 2002. From June
                                        1991 until January 1998, Mr. Young worked in various capacities in the oil and gas tax practice of Arthur Andersen LLP, leaving the firm as a Tax
                                        Manager.

As of the date of this Statement no current or proposed director or executive officer of Olympic is or has been involved in any legal proceeding concerning:
(i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


EXECUTIVE COMPENSATION

The following table sets out the compensation received by the Chief Executive Officer of Olympic for the last three fiscal years ended February 28, 2003. Olympic did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.


                                                           Other                         Restricted Shares or
Name and                                                   Annual      Securities Under   Restricted Share
Principal Position            Year    Salary    Bonus   Compensation   Options Granted          Units
------------------            ----    ------    -----   ------------   ---------------          -----
Daryl Pollock (1)             2003   $64,202   $16,034       --          650,000 (2)             --
President, CEO and Director   2002   $61,805   $15,995       --          250,000 (3)             --
                              2001   $40,119   $40,119       --          150,000 (4)             --

Notes:

     (1) Daryl Pollock is paid in accordance with a consulting agreement between Olympic and DWP Consultants (described in "Existing Employment Contracts and Termination of Employment and Change-in-Control Arrangements" below). Mr. Pollock's other annual compensation relates to Mr. Pollock's non-cash compensation expense recognized during the period due to the repricing of Mr. Pollock's outstanding options to reflect an exercise price of $0.17 per share (see below).

     (2) Includes 250,000 stock options granted to Mr. Pollock during fiscal year 2003, including 100,000 options granted on April 9, 2002, which vest ratably over 3 years and have an exercise price of $0.17 per share, and 150,000 options granted on February 7, 2003, which vest ratably over 5 years and have an exercise price of $0.20 per share. Also includes a total of 400,000 options granted to Mr. Pollock during fiscal years 2001 and 2002, which were amended on April 9, 2002, to reflect an exercise price of $0.17 per share. Olympic also changed the date of expiration for 200,000 of the repriced options to April 9, 2005, while the remaining 200,000 options expire on March 12, 2004. The repricing did not affect any other terms and conditions of the previously issued options. See (3) and (4) below.

     (3) Includes 250,000 options granted to Mr. Pollock during fiscal year 2002, including 200,000 options granted on March 12, 2001, which vest ratably over 3 years and had an original exercise price of $0.33 per share, and 50,000 options granted on July 26, 2001, which vest ratably over 3 years and had an original exercise price of $0.30 per share. The above option grants were amended to reflect an exercise price of $0.17 per share on April 9, 2002. Olympic also changed the date of expiration of the repriced grant for 50,000 options from July 26, 2004 to April 9, 2005. See (2) above.

     (4) Includes 150,000 options granted to Mr. Pollock on July 28, 2000, which vest ratably over 5 years and had an original exercise price of $0.30 per share. The above grants were amended to reflect an exercise price of $0.17 per share on April 9, 2002. Olympic also changed their date of expiration to April 9, 2005. See (2) above.


No long term incentive plan awards were made to any executive officer during the fiscal year ended February 28, 2003.


Option/SAR Grants in Last Fiscal Year
-------------------------------------

                                           % of Total Options   Exercise
                    Number of Securities    /SARS Granted to    of Base                   Market Price on
Name and             Underlying Options       Employees in      Price                      Date of Grant
Principal Position     /SARS Granted          Fiscal Year       ($/Sh)   Expiration Date    ($/Sh)  (4)
------------------     -------------          -----------       ------   ---------------    -----------
Daryl Pollock (1)        150,000 (1)                            $0.17    April 9, 2005      $0.27/$0.15
President, CEO and       200,000 (2)                            $0.17    March 12, 2004     $0.27/$0.15
Director                  50,000 (2)                            $0.17    April 9, 2005      $0.27/$0.15
                         100,000                                $0.17    April 9, 2005      $0.15
                         150,000                                $0.20    February 7, 2008   $0.15
                         -------
                         650,000               34.67%  (3)
                         =======

Notes:

     (1) Stock option grant made to Mr. Pollock on July 28, 2000, vesting ratably over 5 years with an original exercise price of $0.30 per share. On April 9, 2002, the stock option grant was amended to reflect an exercise price of $0.17 per share and an expiration date of April, 2005.

     (2)  Stock option grants of 200,000 and 50,000 made to Mr. Pollock on March
          12, 2001 and July 26, 2001, respectively. The grants vest ratably over three years and had original exercise prices of $0.33 and $0.30 per share, respectively. The above option grants were amended to reflect an exercise price of $0.17 per share on April 9, 2002. The option grant for 50,000 shares was also amended to reflect an expiration date of April 9, 2005.

     (3) The percentage shown here represents Mr. Pollock's share of all stock options issued or amended to reflect an exercise price of $0.17 per share during fiscal year 2003.

     (4) If two prices are presented, the first price represents the market price on the original date of grant and the second represents the market price on April 9, 2002, the date the options were amended to reflect an exercise price of $0.17 per share.


Aggregated Option/SAR Exercises and Year-End Option/SAR Value Table
-------------------------------------------------------------------

                     Securities     Aggregate                                    Value of Unexercised
Name and             Acquired on      Value        Unexercised Options/SARS          in the Money
Principal Position   Exercise (#)   Realized ($)        at FY-End (#)         Options/SARS at FY-End ($)
------------------   ------------   ------------        -------------         --------------------------

Daryl Pollock (1)        None           None        468,750 (Exercisable)                None
President, CEO and                                  181,250 (Unexercisable)
Director

There were no formal arrangements under which directors were compensated by Olympic during the most recently completed fiscal year for their services solely as directors.

Escrow of Certain Options and Warrants
--------------------------------------

In connection with the proposed Merger, Messrs. Pollock and Forseille have agreed to secure any of Olympic's and WEC's indemnity obligations to Whittier pursuant to the terms of an Agreement among those parties dated July 8, 2003. Messrs. Pollock and Forseille have agreed to enter into an Escrow Agreement, which will require them to deposit substantially all of their Olympic options and warrants with an escrow agent. In the event that either Olympic or WEC defaults on its indemnification obligation to Whittier, the escrow agent may transfer the escrowed options and warrants to Whittier in satisfaction of such obligation.

Existing Employment Contracts
and Termination of Employment and Change-in-Control Arrangements
----------------------------------------------------------------

In March 2001, Olympic entered into a five year consulting agreement (the "Development Services Agreement") with DWP Consultants, a sole proprietorship beneficially owned by Mr. Pollock, the President, CEO and Director of Olympic, under which Mr. Pollock provides management services to Olympic in exchange for monthly compensation of $5,333 per month, subject to an annual escalation of 5%, plus certain guaranteed fringe benefits including a monthly car allowance and certain club membership dues to be paid by Olympic on Mr. Pollock's behalf. If the Development Services Agreement is terminated without cause by Olympic or not renewed at the end of its five year term, Olympic is obligated to pay Mr. Pollock a termination fee equal to the remaining monthly compensation outstanding under the agreement plus three months of additional severance for each year served with Olympic after March 2001. Any termination fee due, however, shall not be less than 12 months or greater than 24 months of the monthly compensation required under the compensation agreement. Mr. Pollock also has the right, if terminated without cause, to elect to either extend the term of his outstanding stock options for a period of 1 year after termination, or to require Olympic to buy out any outstanding "in the money" options using a thirty day average market price of Olympic's publicly traded stock up to the date immediately preceding termination, less the exercise price of the underlying options acquired. The Development Services Agreement does not automatically terminate upon a change of control of Olympic.

Upon consummation of the proposed Merger, Mr. Pollock and Olympic have agreed to terminate the Development Services Agreement and further have agreed specifically that no additional compensation of any nature shall be owed to Mr. Pollock under the terms of that agreement. Instead, Mr. Pollock has agreed to enter into a consulting agreement with Olympic for an initial term of six months from the closing date of the proposed Merger. The terms of the proposed consulting agreement provide for Mr. Pollock to receive $10,216.50 Canadian dollars per month during the initial term and a warrant to purchase 450,000 shares of Common Stock at an exercise price of $0.20 USD per share. The consulting agreement, as proposed, also provides for Mr. Pollock to receive $5,108.25 Canadian dollars per month for 24 months following the initial term, as well as payment for the aggregate exercise price of the warrant.

Repricing of Stock Options Held by Mr. Pollock
----------------------------------------------

On April 9, 2002, the board of directors of Olympic approved the repricing of all unexpired stock options issued by Olympic prior to April 2002 to reflect an exercise price of $0.17 per share, including 400,000 stock options held by Mr. Pollock (see summary compensation table above). The board adjusted the options to provide additional economic incentives to Olympic's officers and directors to enhance stockholder value.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of Olympic

AUDIT COMMITTEE

As of the date of this Statement, our audit committee consisted of the following directors:

     Daryl Pollock
     Kenneth Friedman
     John Pierce
     Alex Montano

The only audit committee member that is also an officer of Olympic is Daryl Pollock.

The audit committee's primary function is to provide advice with respect to Olympic's financial matters and to assist the board of directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The audit committee's primary duties and responsibilities are: (i) serving as an independent and objective party to monitor Olympic's financial reporting process and internal control system; (ii) reviewing and appraising the audit efforts of Olympic's independent accountants; (iii) evaluating Olympic's quarterly financial performance as well as its compliance with laws and regulations; (iv) overseeing management's establishment and enforcement of financial policies and business practices; and (v) providing an open avenue of communication among the independent accountants, management and the board of directors.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires Olympic's executive officers, directors and persons who beneficially own more than 10% of Olympic's Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Olympic with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to Olympic for the fiscal year ended February 28, 2003, Olympic has determined that its directors, officers, and greater than 10% beneficial owners complied with all applicable
Section 16 filing requirements, except as described below.

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Daryl Pollock, Patrick Forseille, Bev Funston, Malcolm Bell, Ken Friedman, John
Pierce, Mike Lathigee, Peter Jensen and Alex Montano, failed to timely file their initial Form 3's relating to the reincorporation of Olympic into the State of Wyoming on January 8, 2003. All required Form 3's were filed on January 22, 2003. Additionally, Daryl Pollock, Patrick Forseille, John Pierce, Bev Funston, Malcolm Bell, Ken Friedman and Alex Montano failed to timely file Form 4's in conjunction with issuance of stock options to such individuals on February 27, 2003. All required Form 4's were filed on March 10, 2003.

DATED: August 28, 2003

                         Olympic Resources Ltd.

                         /s/ Daryl Pollock
                         -----------------
                         Daryl Pollock, President
                         and Chief Executive Officer